Exhibit 12.2

Con Edison Company of New York, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Six Months Ended June 30, 2009	For the Twelve Months Ended December 31, 2008	For the Six Months Ended June 30, 2008
Earnings
Net Income for Common	$333	$783	$340
Preferred Stock Dividend	6	11	6
Cumulative Effect of Changes in Accounting Principles	—	—	—
(Income) or Loss from Equity Investees	—	—	—
Minority Interest Loss	—	—	—
Income Tax	179	397	156
Pre-Tax Income from Continuing Operations	$518	$1,191	$502
Add: Fixed Charges*	283	519	247
Add: Amortization of Capitalized Interest	—	—	—
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Earnings	$801	$1,710	$749
* Fixed Charges
Interest on Long-term Debt	$257	$458	$219
Amortization of Debt Discount, Premium and Expense	8	15	8
Interest Capitalized	—	—	—
Other Interest	7	25	10
Interest Component of Rentals	11	21	10
Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Fixed Charges	$283	$519	$247
Ratio of Earnings to Fixed Charges	2.8	3.3	3.0